TUTOR PERINI CORPORATION
15901 OLDEN STREET
SYLMAR, CALIFORNIA 91342
(818) 362-8391

April 27, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Errol Sanderson
Pamela A. Long

	Re:	Tutor Perini Corporation
Registration Statement on Form S-4
File No. 333-173133

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tutor Perini Corporation (the “Issuer”) and Perini Building Company, Inc., Rudolph And Sletten, Inc., Tutor-Saliba LLC, Tutor-Saliba Corporation, Powerco Electric Corp., Perini Environmental Services, Inc., International Construction Management Services, Inc., Percon Constructors, Inc., Tutor Holdings, LLC, Tutor Pacific Construction, LLC, Tutor Micronesia Construction, LLC, Daniel J. Keating Construction Company, LLC, James A. Cummings, Inc., G.W. Murphy Construction Company, Inc., E.E. Black, Limited, Cherry Hill Construction, Inc., Perini Management Services, Inc., Perini Land And Development Company, Inc., Paramount Development Associates, Inc., R.E. Dailey & Co., Desert Plumbing & Heating Co., Inc., Black Construction Investments, Inc., TPC Aggregates, LLC, Bow Equipment Leasing Company, Inc. and Perland Construction, Inc. (the “Guarantors,” and together with the “Issuer,” the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-173133), as amended (the “Registration Statement”), to April 28, 2011 at 10:00 a.m., Eastern Time, or as soon as possible thereafter.  The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In connection with the foregoing request for acceleration of effectiveness, the Registrants hereby acknowledge the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

TUTOR PERINI CORPORATION
PERINI BUILDING COMPANY, INC.
PERINI ENVIRONMENTAL SERVICES, INC.
BOW EQUIPMENT LEASING COMPANY, INC.
R.E. DAILEY & CO.
PARAMOUNT DEVELOPMENT ASSOCIATES, INC.
PERCON CONSTRUCTORS, INC.
PERLAND CONSTRUCTION, INC.
INTERNATIONAL CONSTRUCTION MANAGEMENT SERVICES, INC.
PERINI MANAGEMENT SERVICES, INC.
PERINI LAND AND DEVELOPMENT COMPANY, INC.
JAMES A. CUMMINGS, INC.
CHERRY HILL CONSTRUCTION, INC.
RUDOLPH AND SLETTEN, INC.
TUTOR-SALIBA LLC
TUTOR-SALIBA CORPORATION
TUTOR HOLDINGS, LLC
TUTOR PACIFIC CONSTRUCTION, LLC
TUTOR MICRONESIA CONSTRUCTION, LLC
G.W. MURPHY CONSTRUCTION COMPANY, INC.
E.E. BLACK, LIMITED
DESERT PLUMBING & HEATING CO. INC.
BLACK CONSTRUCTION INVESTMENTS, INC.
DANIEL J. KEATING CONSTRUCTION COMPANY, LLC

By:	/s/ William B. Sparks
Name:	William B. Sparks
Title:	Treasurer

POWERCO ELECTRIC CORP.

By:	/s/ William B. Sparks
Name:	William B. Sparks
Title:	Vice President, Chief Financial Officer and Secretary

TPC AGGREGATES, LLC

		By:	/s/ William B. Sparks
		Name:	William B. Sparks
		Title:	Vice President, Chief Financial Officer and Assistant Secretary

cc:	Christian O. Nagler
Kirkland & Ellis LLP